COLGATE-PALMOLIVE COMPANY 300 Park Avenue New York, New York 10022

Via Edgar and Facsimile

November 21, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 5-10

Washington, D.C. 20549-0510

Attn:	Rufus Decker

  Accounting Branch Chief

Re:	Colgate-Palmolive Company (“the Company”) Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarterly period ended September 30, 2007

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated November 5, 2007 regarding our most recently filed reports on Forms 10-K and 10-Q, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the year ended December 31, 2006

General

1.	Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

Our responses include examples of the additional disclosures or other revisions that will be included in future filings.

Financial Statements

Notes to Financial Statements

Note 4. Restructuring Activities, page 46

2.	We note your response to prior comment 6. Please further advise how you determined it was appropriate to characterize start-up costs for new facilities and third-party costs related to the development and implementation of new business and strategic initiatives as restructuring costs based on the guidance provided in SFAS 146. Please also further expand your disclosure to state, if true, that these costs are expensed as incurred. Please tell us the amounts associated with each of these types of costs on a supplemental basis for each period presented.

Response

We describe our 2004 Restructuring Program on pages 18, 19 and 46 of our Form 10-K as a four-year restructuring and business-building program to enhance the Company’s global leadership position in its core businesses. Business-building initiatives include enhancing and reallocating resources with an objective to increase and upgrade sales, marketing and new product organizations in high-potential developing and other key markets, and establishing a centralized shared services organization to strengthen the effectiveness of the organizations.

The charges included in our disclosure of restructuring and other implementation related activities include restructuring charges related to exit or disposal activities as defined by Statement 146 as well as implementation related charges incurred as part of the business-building component of the program. Such charges are expensed as incurred and are included in the associated financial statement line item as a component of gross profit or selling, general and administrative expenses, as appropriate.

The following disclosure will be included in future filings:

All costs relating to start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives are expensed as incurred.

As requested we have provided below a supplemental summary of start-up costs for new facilities and third-party costs related to the development and implementation of new business and strategic initiatives since inception of the four-year restructuring and business-building program:

	2004	2005	2006	9 months 2007	Total
Start-up costs for new manufacturing facilities	—	2.1	5.1	23.3	30.5
Third-party incremental costs, incurred for the development and implementation of new business and strategic initiatives	0.7	6.0	25.6	26.1	58.4

Total	0.7	8.1	30.7	49.4	88.9

We will disclose the amounts related to start-up costs for new facilities and third-party costs related to the development and implementation of new business and strategic initiatives in future filings as follows:

Other charges primarily consist of implementation related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges include ramp-down costs related to the closure of existing facilities, start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives. For the nine months ended September 30, 2007 charges related to start-up costs for new manufacturing facilities were $23.3 and costs incurred for the development and implementation of new business and strategic initiatives were $26.1.

Note 12. Earnings Per Share, page 63

3.	We note your response to prior comment 9. You state that the dividends on shares of the Series B Preference Stock are set at the higher of $4.88 per share payable semi-annually in arrears or eight times the cash dividends declared per share on your common stock since the last Series B Preference Stock dividend payment. It appears that the amount of cash dividends paid on your common stock multiplied by eight has exceeded the $4.88 in recent periods. For example, in the six months ended June 30, 2007, the amount of dividends declared on your common shares was $.68 per common share. In light of this, it is not clear how you determined there should be no allocation of undistributed earnings to the shares of Series B Preference Stock at the end of each reporting period. Please further advise by providing a detailed explanation with any necessary computations that will help us further understand your consideration of the two-class method. If after further consideration you determine that undistributed earnings should be allocated to the Series B Preference Stock, please provide us with your computations of EPS using the two-class method. Refer to EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

Response

All of the Company’s Series B Preference Stock (“Preference Stock”) is held by the Company’s “Employee Stock Ownership Plan” (ESOP). In 1989, we expanded our existing ESOP through the introduction of a leveraged ESOP. The ESOP issued long-term notes, guaranteed by the Company, and used the proceeds to purchase 6.3 million shares of the Company’s Series B Preference Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Preference Stock ranks senior to the Company’s common stock and has a redemption amount which is limited to $65 per share plus any cumulative accrued and unpaid dividends. Holders of shares of Preference Stock are not entitled to any further right or claim to any of the remaining assets or undistributed earnings of the Company. The dividend on these shares is determined as the higher of $4.88 per share or eight times the common stock dividend and is used to fund the debt service of the ESOP notes. We have elected to apply the grandfathered provisions of SOP 76-3, “Accounting Practices for Certain Employee Stock Ownership Plans,” in accounting for the ESOP.

In computing Basic EPS, the numerator “Income Available to Common Shareholders” is determined as net income for the period less dividends accumulated on the Series B Preference Stock, net of income tax benefit. We follow the guidance in EITF Issue 90-4, “Earnings-per-Share Treatment of Tax Benefits for Dividends on Stock Held by an Employee Stock Ownership Plan”, and EITF Issue 92-3, “Earnings-per-Share Treatment of Tax Benefits for Dividends on Unallocated Stock Held by an Employee Stock Ownership Plan (Consideration of the Implications of FASB Statement No. 109 on Issue 2 of EITF Issue No. 90-4)”. Under EITF Issue 90-4, in computing the Basic EPS, net income is adjusted for dividends, net of any applicable income tax benefit, on Preference Stock outstanding. Under SOP 76-3, all ESOP shares, whether or not allocated, are considered outstanding.

In addition, EITF Issue 92-3 addresses the tax benefit on dividends paid on unallocated common stock and as such is not applicable to our computation of Basic EPS and only applies to our computation of Diluted EPS under the “If-converted” method. Pursuant to EITF Issue 92-3, we do not adjust net income under the “If-converted” method for the tax benefit related to dividends paid on the unallocated Preference Stock charged to retained earnings.

For example, in computing Basic EPS for the six months ended June 30, 2007, “Income Available to Common Shareholders” was calculated as follows (amounts in millions, except per share amounts):

Net income		$902.4
Less: Dividends on Series B Preference Stock, net of tax benefit
Number of Preference Shares outstanding	3.2
Dividend rate (8 times $0.68)	5.44

Dividends paid and accumulated on Preference Stock	$17.3
Tax benefit on unallocated shares*	3.4

Dividends on Preference Stock, net of tax benefit		13.9

Net income available to common shareholders		$888.5

Common Stock weighted average shares outstanding – basic		511.8

Net income per share – Basic		$1.74

*	tax benefit on allocated shares already reflected in Net income

The Company’s Preference Stock is cumulative and no dividends can be paid on our common stock unless the full cumulative dividends on the Preference Stock have been declared and paid. Dividends accumulated on Preference Stock are determined as the higher of $4.88 per share or eight times the common stock dividend regardless of whether such dividend is actually declared or paid. We do not allocate any additional undistributed earnings to the Preference Stock because as noted above, the per share dividend is contractually limited and the redemption amount is likewise contractually limited to $65 per share.

However, under the assumption that the full earnings of a period were distributed to both common and Preference shareholders, any additional allocation of undistributed earnings to the Preference Stock beyond the contractual amount would have an immaterial effect on Basic EPS and Diluted EPS would not be impacted. In addition, as the Series B Preference Stock is held by our ESOP, the difference between the two methods of computing Basic EPS will diminish each quarter as shares are converted to common stock to fund employee withdrawals.

For example, assuming that the full earnings for the six months ended June 30, 2007 were distributed, the Basic EPS for such period would be computed as follows (amounts in millions, except per share amounts):

Computation of undistributed earnings

Net Income			$902.4
Less: Dividends
Common Stock (paid)			(350.3)
Preference Stock (paid and accumulated)			(17.3)
Add: ESOP expense, net of tax			4.9

Total Undistributed Earnings			$539.7

Basic earnings per share computation

	Common Stock	Preference Stock	Total
Undistributed Earnings (1)	$513.7	$26.0	$539.7
Distributed Earnings	350.3	17.3	367.6

Net Income plus ESOP expense, net of tax	864.0	43.3	907.3
Tax benefit on allocation of Undistributed Earnings to Preference Shares	8.7	0.4	9.1

Numerator for Basic EPS	$872.7	$43.7	$916.4

Weighted average shares outstanding	511.8	3.2

Basic EPS	$1.71	$13.67

Difference from “As Reported” Basic EPS of $1.74	1.7%

(1) Ratio of outstanding shares to total ownership interest

		Number of Shares	%
Common Stock		511.8	95.2
Preference Stock (Conversion Ratio of 1 Preference share into 8 common shares)		25.9	4.8

		537.7	100.0

We have also re-computed Basic EPS under the Two-class method for the years ended December 31, 2006 and 2005 and the difference from our “As Reported” Basic EPS of $2.57 and $2.54, respectively, is 1.1% and 1.6%, respectively. Although, as noted above, the difference between the two methods of computing Basic EPS will diminish over time as Preference shares are converted, we will continue to monitor prospectively such difference and adjust accordingly if it should, for any reason, become material.

Under the Two-class method of computing EPS, we eliminate the ESOP charge, net of tax, included in net income. The reason for this is that under SOP 76-3 the amount of dividends paid on the Preference stock directly reduces the Company’s ESOP expense. ESOP expense is determined as interest incurred on the long-term notes, plus the higher of either the principal payments or the historical cost of Preference Stock allocated, less dividends received on the Preference Stock held by the ESOP. As the allocation of undistributed earnings to Preference Stock more than offsets the amount of ESOP expense, the need for the Company to make an ESOP contribution is eliminated and therefore there would be no associated ESOP charge. We did not, however, further adjust net income for the excess of the undistributed earnings allocated to the Preference Stock over the ESOP expense even though such excess would be available to the ESOP for future debt service thus reducing future ESOP contributions, which would further reduce any difference in Basic EPS.

Under the Two-class method, we increase the numerator for the Basic EPS for the tax benefit on the undistributed earnings allocated to the Preference Stock. As the Company would receive a tax deduction when the undistributed earnings allocated to the Preference Stock are paid as a dividend, such tax benefit increases income available to stockholders consistent with Issue 1 of EITF 90-4.

In computing Diluted EPS, we use the “If-converted” method described in paragraph 26 of SFAS 128 to reflect the dilutive effect of convertible preferred stock. Issue 6 in paragraph 20 of EITF 03-06 states that convertible participating securities should be included in the computation of diluted EPS using the “If-converted” method, subject to the antidilution provisions of SFAS128. Since the conversion of the preference stock further dilutes EPS, the “If-converted” method is used in determining our Diluted EPS. For your reference, we have included in the attached Exhibit A an example of Diluted EPS for the six months ended June 30, 2007.

Form 10-Q for the Period ended September 30, 2007

General

4.	Please address the above comments in your interim filings as well.

Response

As requested, we will address the above comments in our future interim filings.

Results of Operations, page 18

5.	You disclose certain GAAP amounts after excluding multiple items. For example, you present operating profit excluding restructuring and SFAS 88 pension charges on page 22. Please provide a reconciliation between these non-GAAP measures and the corresponding GAAP amounts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response

Although we believe all necessary information to perform a reconciliation from GAAP operating profit to non-GAAP operating profit was included in the September 30, 2007 Form 10-Q, in future filings we will enhance our disclosure by including a tabular reconciliation when referring to non-GAAP references, such as operating profit. For example a reconciliation similar to the following will be included in future filings to reconcile GAAP and non-GAAP operating profit:

	Three months ending September 30,		%. Chg	Nine months ending September 30,		% Chg
	2007	2006		2007	2006
Operating profit, GAAP	$668.8	$549.4	22%	$1,977.5	$1,527.8	29%

2004 Restructuring Program	51.1	84.0		152.4	317.7
SFAS 88 pension charges	15.4	—		15.4	—
Gain on sale of non-core product lines, net	—	—		(48.6)	—
Voluntary recall of certain Hill’s Pet Nutrition feline products	—	—		13.6	—

Operating profit, non - GAAP	$735.3	$633.4	16%	$2,110.3	$1,845.5	14%

In addition disclosure similar to the following regarding non-GAAP measures will also be included in future filings (as applicable):

Worldwide Operating profit is discussed in this Form 10-Q both on a GAAP basis and excluding the impact of restructuring charges, the gain on sale of the household bleach business, the voluntary recall of certain Hill’s Pet Nutrition feline products, and SFAS 88 pension charges (non-GAAP). Management believes this non-GAAP financial measure provides useful supplemental information to investors regarding the underlying business trends and performance of the Company’s on-going operations and is useful for period over period comparisons of such operations. The Company uses this financial measure internally in its budgeting process and as a factor in determining compensation. While the Company believes that this financial measure is useful in evaluating the Company’s business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP.

*        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact either of the undersigned at (212) 310-2194 for Steve Patrick or (212) 310-2636 for Dennis Hickey.

Very truly yours,

/s/ STEPHEN C. PATRICK
Stephen C. Patrick
Chief Financial Officer

/s/ DENNIS J. HICKEY
Dennis J. Hickey
Vice President and
Corporate Controller

cc:	Ian Cook, President

and Chief Executive Officer

Exhibit A

Diluted EPS for the six months ended June 30, 2007, computed on the “If-converted” and “Two-Class” method (amounts in millions, except per share amounts):

Two-class method consideration for diluted Net income per share

	As Reported (If-converted)	Two-class
Total earnings available to Common Stockholders	$888.5	$872.7
Plus dividends on Series B Preference stock,
Paid and accumulated, net of tax benefit	13.9	0

Numerator for diluted net income per share	$902.4	$872.7

Common Stock weighted average shares outstanding	511.8	511.8
Stock options and restricted stock equivalents	7.8	7.8
Series B Preference Stock weighted average shares outstanding (assumes conversion into common stock)	25.9	0

	545.5	519.6

Net income per share-diluted	$1.65	$1.68

The If-converted method is used as it results in a more dilutive calculation than using the Two-class method.